     Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
     Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
     File No. 333-54370

                                    * * * *

The following are the prepared remarks of the Chairman of the CBOT given at a meeting of the membership on August 28, 2001, which are currently available on the CBOT's intranet sites, MemberNet and OnBoard.

                              Nickolas J. Neubauer
                        CBOT Member Information Meeting
                                August 28, 2001
                                ---------------


     Thank you for taking the time to attend today's information meeting, either in person or via Membernet.

     I am happy to say that many things occurred in the last month that prepare the CBOT's future and continue us along our path to becoming a well organized and efficiently run enterprise.

1.   CBOE Resolution

     The most important commitment I made to you as Chairman was to preserve the CBOE exercise right. I told you that the exercise right is an essential source of value in our seats and that we must resolve our CBOE issues by negotiation, not litigation.

     After months of negotiation, we reached an agreement with the CBOE leadership, Bill Brodsky and Mark Duffy, and this agreement has been approved by both Boards of Directors.

     The CBOE members will vote on this September 20. Mark Duffy is holding numerous information meetings and my sources tell me that the agreement has been well received.

     It is a fair and balanced agreement that allows both exchanges to move forward. We discussed the agreement with you in July when it was approved by our Board; the agreement was mailed to all our members and copies are available again today. Those of you that lease seats to CBOE members or otherwise have contact with those members should talk to them about the importance of this agreement for both exchanges.

     When we submit our restructuring document to you, which will have changes in it to accommodate the CBOT/CBOE Agreement, there will be a separate box to allow you to vote on the agreement itself. We could have made this all in one vote but in the interest of being sure that we are doing everything possible to consult you, the members, on important issues, we will have this separate vote.

2.   Future CBOE Cooperation

     Sometimes negotiations end with an agreement reached and both parties breathe a sign of relief, happy that they will never see the other side again.

     This is not the case here. Working with Bill Brodsky and Mark Duffy has brought our exchanges closer together. Last month I invited Mark Duffy, the CBOE's Vice Chairman and senior elected official, to our Board meetings and he attended last week.

     A few months ago David Vitale initiated discussions with the CBOE on various technology sharing and cost saving proposals. Such plans could bring both exchanges substantial benefits. Our communication channels with the CBOE have never been better.

     I know many of you have long advocated mergers of the Chicago exchanges. Because of such issues as governance and valuation, formal legal mergers would not be easy. But the steps we are taking - the initiatives I just described, the joint venture on single stock futures - can bring us almost all of the benefits of merger. In any event, we must keep close ties with the other Chicago exchanges.

3.   New Products

     The Chicago Board of Trade is going to be a product-driven organization. David Vitale and our management team is going to align our infrastructure and capabilities so that we can continue to grow our existing diversified product base and also develop new products that reflect an economic benefit to the customer.

     Our goal is to become the premier global marketplace. We will serve and empower both our members and our customers through the innovative use of technology, demand efficiency, and by providing both choice and value. We will do this by providing the most liquid and transparent liquidity pools in an open and fair marketplace.

     We already have announced a new swaps contract and the AIG/Dow commodity index. Our mini sized Dow product will be launched September 30. In addition to that, our Board approved two new products that I would like to talk about.

     One was proposed by Pete Steidlmayer. Pete, as you know, is one of those members who loves the Board of Trade and whose contributions to it have been huge. Market Profile is one of the CBOT's most important and profitable products. Thank you, Pete.

     This new contract is essentially an exchange traded managed futures fund. As you know, exchange traded funds have been very successful at the American Stock Exchange. There are certain novel features in this proposal that could be entitled to patent protection and so I will not discuss this new contract in detail today.

     Let me say that I believe that these will be successful contracts. We may not have all the best design features incorporated at the start but an exchange traded managed futures fund has so many inherent advantages over what is available that I believe it will be a very successful product. These contracts will be traded in open outcry.

     Another new contract is interest rate swaps and I will just talk about one feature. It will be traded in both open outcry and on a/c/e. Bernie Dan has worked with members and developed a plan that will work to enhance member opportunity and promote this contract's success.

     The plan is to trade it at a post in either the agency or ten-year pit. In the past we have spent considerable amounts of money to construct pits and engage in extensive preparatory work to get ready for an open outcry launch.

     I have always felt that much of this was wasted. When the CBOE launches a contract, they essentially have a post, television screens and communications. Think about it: isn't this basically what's needed?

     You may remember I made a commitment to you not to waste money. This is part of it. We can launch new products like swaps in open outcry and electronically and do so in an economically efficient manner.

         We have many members that are committed to the success of this product, and thanks to them and the efforts of Bernie and our business development team, we may be able to start replacing some of the member opportunity and volume that has been lost from our 30-year bond pit. As new products are developed, Bernie is committed to working with members to see that they are launched with the best possible plan for success.

4.   Our Finances Are Sound

     Speaking of money, we continue to meet our budget, although August was a slow volume month. For the first seven months of the year, we did about 1 million contracts per day, with about 175,000 daily on a/c/e. So far in August we are doing about 830,000 per day in total volume, but this average may increase with the contract rollover at month's end.

     The bottom line is that we are continuing to do better than the 800,000 contracts per day that our budget called for. As a result we will likely have more than the $20 million in cash balances at year end forecast by that budget (as of June 30, we had $29 million in unrestricted cash balances). Our revenues are up over last year and we are keeping our expenses in line with budget.

     In most of our meetings this year, I emphasized to you that our finances are sound. After the release of our 6 month financial results last week, a reporter called and expressed surprise that our net income was $6.6 million for the first six months of 2001, versus a net loss of $3.0 million for the first six months of 2000. I guess my message still has not gotten through, so let me go over these results in some detail.

     First, as I said, our net income for the first six months of 2001 was $6.6 million. Since we own real estate and have substantial depreciation expense, this figure does not tell the whole story: our net cash flow generation from operations for the period was about $23 million. We paid off about $10 million in long-term liabilities.

     You should also know that our revenues were up about $11.8 million over those in the first six months of 2000, about $3.8 million coming from dues, but with exchange fees and market data showing healthy increases. Our expenses were down; salaries and benefits were lower, as were amounts spent on professional services. Our rate of spending is lower than in 1998, 1999 or 2000, and our revenues are higher than in those previous years.

     Thanks go to last year's Finance Committee chaired by Charlie Carey for developing a sound budget. David Vitale and Glen Johnson are doing a great job in continuing this expense review and reduction program.

5.   Electrifying Open Outcry

        The Chicago Board of Trade has responded to customer demand by offering electronic order routing to our open outcry pits. It is a top priority of our technology strategy. We have made steady progress in this: the percentage of orders filled by EC has gone from 32% in January to 42% in July. In Ags, the numbers are even higher: 48% of ag orders were filled by EC in July, up from 40% in January. We will continue to develop electronic access to the floor, which creates the opportunity for our agricultural sector to further integrate technology with open outcry trading while at the same time leveraging our liquidity.

        Bryan Durkin has been posting a report on EC performance on our bulletin boards on the trading floor. You will be happy to know that we have had no down periods since May 29. We had good volume in ags this summer and it was not marred by outages. We are providing you and our customers with an increasingly reliable technology platform that in turn brings greater integrity to our marketplace. I feel that with the leadership of Bill Farrow and Bryan we will continue to make substantial progress in this area.

6.   Restructuring

     Let me finish with a few comments on where we stand in restructuring. Assuming a favorable CBOE vote on September 20, we will send a revised S-4 document to the SEC for their review. Our vote will come shortly after the SEC declares our registration statement effective, with member information meetings and a time period to allow proper review of the proposal by you, the members, prior to the vote.

     Because this timing would probably fall in the middle of our normal election cycle, I will propose to our Board that we now move to the nine-member Board set forth in our restructuring document. This proposal, if approved by the Board, would also require member approval. If passed, we would elect a new nine member Board by the end of the year.

     We have come a long way in eight months. Sound finances, resolution of the CBOE issues, new products and an excellent management group led by our fine CEO, David Vitale, with two great additions in Bernie Dan and Bill Farrow, as well as
Carol Burke, our fine general counsel.   So let's hear from David and then
discuss the CBOT in response to your questions.


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.